SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Form N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Global X Venture Fund
Address of Principal Business Office:

605 Third Avenue, 43rd Floor

New York, NY 10158

Telephone Number: (212) 644-6440

Name and address of agent for service of process:

Jasmin M. Ali
General Counsel
605 3rd Avenue, 43rd Floor
New York, New York 10158

With copies to:

Sean Graber, Esq.

Morgan, Lewis & Bockius LLP

2222 Market St.

Philadelphia, PA 19103

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes [X] No [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of New York, State of New York on the
5th day of July, 2024.

Global X Venture Fund

By:	/s/ Thomas Park
Name:	Thomas Park
Title:	President

Attest:	/s/ Jasmin M. Ali
Name:	Jasmin M. Ali
Title:	Secretary